Via Facsimile and U.S. Mail
Mail Stop 4720

October 15, 2009

Mr. Leonard Goldberg
Chief Executive Officer
Greenlight Capital Re, Ltd.
802 West Bay Road
P.O. Box 31110
Grand Cayman, KYI-1205
Cayman Islands

Re: Greenlight Capital Re, Ltd.
Form 10-K for the Fiscal Year Ended December 31, 2008
Definitive Proxy Statement
Filed March 10, 2009
File No. 001-33493

Dear Mr. Goldberg:

We have reviewed your August 21, 2009 response to our August 6, 2009 letter and have the following comments. In our comments, we ask you to provide us with information to better understand your disclosure. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the filing, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Form 10-K for Fiscal Year Ended December 31, 2008

General

1.   With respect to prior comments two through ten, please confirm to us that you intend to include your responses as disclosure, and, as previously requested, identify for us the filing, in which you intend to first include these disclosures. Similarly, in responding to the comments below, please refer to the opening paragraph of this letter.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies

Loss and Loss Adjustment Expense Reserves, page 44

2.   Please refer to prior comment five. We reissue our previous comment. Please
        revise to quantify and explain each key assumption that materially affected your
        estimate of loss and LAE reserves at December 31, 2008.

3.   Please refer to prior comment six. We reissue our previous comment. Please
        revise to disclose a tabular quantification of the impact that "reasonably likely"
        changes in key assumptions used to determine your loss and LAE reserves may
        have on your future reported results, financial position and liquidity. Explain why
        management believes the scenarios identified are "reasonably likely."

Liquidity and Capital Resources, page 54

4.   Please refer to prior comment eight. Given your disclosure that the amount and
        timing of future cash flows associated your reinsurance contractual liabilities are
        "highly uncertain," please revise your disclosure to clarify how your non-
        traditional investment approach, under which you take long positions in perceived
        undervalued securities and short positions in perceived overvalued securities, is
        matched with the structure of your insurance obligations. Ensure that your revised
        disclosure explains how you manage the investment and insurance risks inherent
        in your business model. In particular, identify known demands, commitments,
        events or uncertainties that are reasonably likely to result in a material decrease in
        your future liquidity, such as the estimated timing of your contractual obligations,
        and the corresponding corrective course of action that you would follow.

5.   Please refer to prior comment nine. Please revise your disclosure to clarify the
        basis upon which the amount and nature of assets pledged are required or
        otherwise how the nature and amount pledged are determined, as well as the facts
        and circumstances whereby these pledged assets would no longer be
        pledged/restricted. Ensure that your response explains the factors causing the
        difference between the amount of $167.3 million in issued letters of credit and the
        $220.2 million of assets pledged as collateral. Also, reconcile the $167.3 million
        amount of issued letters of credit to the amounts recorded in your financial
        statements that correspond to business assumed from insurers domiciled in
        jurisdictions where you are not licensed or admitted.

Notes to Consolidated Financial Statements

2. Significant Accounting Policies

Premium Revenue Recognition, page F-7

6.   We acknowledge the information provided in your response to prior comment 10. Please revise your disclosure:

- to quantify the profit commission expense for each period presented; and

- to quantify the corresponding triggering events or loss thresholds that determine when the Company is obligated to pay profit commissions to its customers as stipulated in these reinsurance contracts.

Definitive Proxy Statement

Compensation Discussion and Analysis

Bonus, page 14

7.   We note your response to prior comment 13 and specifically your discussion of RODE and how the qualitative bonus pool is funded. Please provide proposed disclosure to be included in your 2010 proxy statement which discusses how the Company's level of performance with regard to RODE translates to the actual qualitative bonus payments that may be made to your NEOs.

8.   We note your response to prior comment 14. Please provide proposed disclosure to be included in your 2010 proxy statement which identifies the pre-established performance goals and objectives for each NEO. To the extent that the target objectives are quantified, your discussion should also be quantified.

9.   Please provide proposed disclosure to be included in your 2010 proxy statement which clarifies whether the CEO makes a recommendation to the Compensation Committee with regard to his own qualitative bonus.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provide the requested information. Detailed letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

Mr. Leonard Goldberg
Greenlight Capital Re, Ltd.
October 15, 2009
Page 4

Please contact Frank Wyman, Staff Accountant, at (202) 551-3660 or Don Abbott, Senior Staff Accountant, at (202) 551-3608, if you have any questions regarding the processing of your response as well as any questions regarding comments on the financial statements and related matters. You may contact Bryan Pitko, Staff Attorney, at (202) 551-3203 with questions on any of the other comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant